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                                                                   EXHIBIT 23(B)

                           CONSENT OF KPMG AUDIT PLC

    We consent to the inclusion of our reports dated June 13, 2000, with the exception of certain reclassifications made in note 5 which are as of March 15, 2001, with respect to the consolidated balance sheet of Prudential plc and its subsidiaries as of December 31, 1999 and the related consolidated profit and loss account, consolidated statement of total recognized gains and losses, and reconciliation of movements in consolidated shareholders' capital and reserves, and consolidated statement of cash flows from general business and shareholders' funds for the year ended December 31, 1999 and the related consolidated financial statement schedule in the registration statement on Form F-4 (File
No.   -  ) and to the references to our firm under the headings "Experts" and
"Selected Historical Financial Information of Prudential".

KPMG Audit Plc
London, England
March 26, 2001